UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: December 1, 2011
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐

This Form 6-K consists of the media release of UBS AG which appears immediately following this page.

UBS
1 December 2011
Media Release
UBS announces leadership changes
Philip J. Lofts appointed Group Chief Risk Officer, replacing Maureen Miskovic who will leave UBS
Robert J. McCann appointed CEO UBS Group Americas
Ulrich Körner appointed CEO UBS Group Europe, Middle East and Africa
Zurich/Basel, 1 December 2011 — Philip J. Lofts, CEO UBS Group Americas, resumes his former role as UBS’s Group Chief Risk Officer (CRO). Philip J. Lofts was Group CRO between November 2008 and December 2010, becoming CEO UBS Group Americas in January 2011. He joined UBS in 1984. Maureen Miskovic, Group Chief Risk Officer since January 2011, will leave UBS.
Robert J. McCann, who joined UBS in 2009, will assume the role of CEO UBS Group Americas in addition to his current role as CEO Wealth Management Americas.
Ulrich Körner, who joined UBS in 2009, will take over the role of CEO UBS Group Europe, Middle East and Africa in addition to his current role as Group Chief Operating Officer and CEO Corporate Center.
All these changes are effective immediately. Philip J. Lofts, Robert J. McCann and Ulrich Körner continue to be members of the Group Executive Board.
UBS AG
Media contact
Switzerland: +41-44-234-85 00
UK: +44-207-567 47 14
Americas: +1-212-882 58 57
APAC: +852-297-1 82 00
www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Group Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Director

Date: December 1, 2011